REVELATION BIOSCIENCES, INC.

4660 La Jolla Village Drive, Suite 100

San Diego, CA 92122

May 22, 2025

VIA EDGAR AND E-MAIL

Mr. Alan Campbell

Office of Life Sciences

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-7010

Re: Revelation Biosciences Inc. Registration Statement on Form S-1;

Commission File No. 333-287423

Dear Mr. Campbell:

In accordance with your discussion with our counsel, we are withdrawing our acceleration request for effectiveness of the above-captioned Registration Statement dated May 20, 2025, seeking effectiveness today at 5:00 p.m. We will be submitting a new request later today seeking an effective date on Tuesday next week.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

REVELATION BIOSCIENCES, INC.

By:	/s/ Chester S. Zygmont, III
Chester S. Zygmont, III, CFO